ReneSola Ltd

No. 8 Baoqun Road, Yaozhuang Town

Jiashan County, Zhejiang Province 314117

People’s Republic of China

October 31, 2014

VIA CORRESPONDENCE

Kevin L. Vaughn, Accounting Branch Chief

Jay Webb, Reviewing Accountant

Lynn Dicker, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReneSola Ltd
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 25, 2014
File No. 001-33911

Dear Mr. Vaughn, Mr. Webb and Ms. Dicker:

This letter sets forth the response of ReneSola Ltd (the “Company”) to the comments contained in the letter dated October 2, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”).

For ease of review, we have set forth below the comment in the Staff’s letter and the Company’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2013

1.	We note your responses to prior comments 1 and 2. Please file a full amendment to your Form 20-F, including updated certifications, to correctly disclose the date on which your management performed its evaluation of the effectiveness of your disclosure controls and procedures. In this regard, please refer to the Staff’s guidance provided in Question 161.05 of Compliance and Disclosure Interpretations of the Exchange Act Rules clarifying that the individuals performing the functions of a principal executive officer and a principal financial officer at the time of the filing, in this case the requested amendment, must provide the certification.

The Company appreciates the Staff’s comments and time on this matter. In response to the Staff’s comments, the Company will correct the clerical error in the date on which the Company’s management, including its chief executive officer and chief financial officer, evaluated the effectiveness of its disclosure controls and procedures in “Item 15. Controls and Procedures—Disclosure Controls and Procedures” and provide updated certifications in the Company’s amendment on Form 20-F/A, attached as Appendix A herewith (the “Proposed Amendment”). The Proposed Amendment will include a paragraph explaining the reasons for the amendments and the items requiring amendment, as Rule 12b-15 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), only requires that “amendments filed pursuant to this section must set forth the complete text of each item as amended.” The Company does not believe that this typographical error is a material error requiring a full amendment in order to alleviate confusion for readers. The Company also believes that this is a common practice adopted by many issuers. Please see Form 20-F/A filed by China TechFaith Wireless Communication Technology Limited on November 13, 2013, Exceed Company LTD. on September 12, 2013 and Fuwei Films (Holdings) Co., Ltd. on May 7, 2012 as recent examples.

In addition, the Company will file updated Section 302 certifications signed by its chief executive officer and chief financial officer, respectively, with the Proposed Amendment. In accordance with Question 161.01 of the Compliance and Disclosure Interpretations of the Exchange Act Rules, paragraph 3 can be omitted from the Section 302 certifications because there are no financial statements or other financial information contained in the Proposed Amendment. Please see Exhibits 12.1 and 12.2 of the Proposed Amendment.

The Company will also amend and update the date on the Section 906 certification signed by its chief executive officer, originally furnished with the 2013 Form 20-F. However, pursuant to Section 906 of the Sarbanes-Oxley Act and the Commission’s final rule on “management’s report on internal control over financial reporting and certification of disclosure in Exchange Act periodic reports”, an updated Section 906 certification signed by its chief financial officer is not needed, because the Proposed Amendment does not contain any financial statements. Please see Exhibit 13.1 of the Proposed Amendment.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 Form 20-F, please contact the undersigned at +86 (21) 6280-9180 or our U.S. counsel, Benjamin Su of Kirkland & Ellis, at +852 3761-3306.

Very truly yours,

By:	/s/ Xianshou Li
Name: Xianshou Li
Title: Director and Chief Executive Officer

cc:	David T. Zhang, Esq., Kirkland & Ellis Benjamin Su, Esq., Kirkland & Ellis

Appendix A - Proposed Amendment to the 2013 Form 20-F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A (AMENDMENT NO. 1)

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-33911

RENESOLA LTD
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

No. 8 Baoqun Road
Yaozhuang Town
Jiashan County
Zhejiang Province 314117
People’s Republic of China
(Address of principal executive offices)

Daniel K. Lee, Chief Financial Officer
No. 8 Baoqun Road
Yaozhuang County
Jiashan Town
Zhejiang Province 314117
People’s Republic of China
Tel: +86-573-8477-3321
Fax: +86-573-8477-3383
E-mail: daniel.lee@renesola.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two shares, no par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
203,367,464 shares, no par value per share, as of December 31, 2013
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2013, originally filed with the Securities and Exchange Commission on April 25, 2014 (the “2013 Form 20-F”), is being filed for the purposes of:

•	correcting a clerical error contained in “Item 15. Controls and Procedures—Disclosure Controls and Procedures” of the 2013 Form 20-F to clarify that our management has evaluated the effectiveness of our disclosure controls and procedures at December 31, 2013; and

•	correcting a clerical error in the certification pursuant to Section 906 of the Sarbanes-Oxley Act signed by our chief executive officer, furnished as Exhibit 13.1 to the 2013 Form 20-F. We are furnishing the correct and currently-dated Section 906 certification by our chief executive officer with this Amendment No. 1.

Other than as required to reflect the amendments discussed above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information in the 2013 Form 20-F, or reflect any events that have occurred after the filing of the 2013 Form 20-F. Our 2013 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2013 Form 20-F.

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ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2013. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures required by paragraph (b) of Rules 13a-15(b) or 15d-15(b) were effective as of December 31, 2013.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2013, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting was effective at December 31, 2013. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, formerly known as Deloitte Touche Tohmatsu CPA Ltd., who has also audited our consolidated financial statements for the year ended December 31, 2013, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

12.1	CEO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

RENESOLA LTD

By:
Name: Title:	Xianshou Li Director and Chief Executive Officer

Date: _______________, 2014

4

Exhibit 12.1

Certification by the Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Xianshou Li, certify that:

1. I have reviewed this annual report on Form 20-F/A of ReneSola Ltd (the “Company”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. [Intentionally omitted]

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:______________, 2014

By:
Name: Title:	Xianshou Li Chief Executive Officer

Exhibit 12.2

Certification by the Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Daniel K. Lee, certify that:

1. I have reviewed this annual report on Form 20-F/A of ReneSola Ltd (the “Company”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. [Intentionally omitted]

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:_________________, 2014

By:
Name: Title:	Daniel K. Lee Chief Financial Officer

Exhibit 13.1

Certification by the Chief Executive Officer
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report on Form 20-F/A of ReneSola Ltd (the “Company”) for the fiscal year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Xianshou Li, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:_____________, 2014

By:
Name: Title:	Xianshou Li Chief Executive Officer